Exhibit 99.1

Verastem Oncology Reports Third Quarter 2026 Financial Results and Highlights Recent Business Updates

AVMAPKI® FAKZYNJA® CO-PACK net product revenue of $24.0 million

VS-7375 demonstrated robust antitumor activity, encouraging durability, and consistent tolerability, including 41% confirmed ORR in 2L+ PDAC (50% confirmed ORR in 2L PDAC), 43% confirmed ORR in 2L+ NSCLC, and 33% unconfirmed ORR in 3L+ CRC in combination with anti-EGFR therapy, supporting ongoing Phase 2 registrational studies and Phase 3 development

Reached FDA alignment on Phase 3 trial design for VS-7375 in 1L mPDAC, with plans to open trial by year-end

NDA for AVMAPKI FAKZYNJA CO-PACK blister pack accepted by FDA under Priority Review

Completed follow-on offering raising $250.0 million in gross proceeds to fund continued clinical development of VS-7375

Ended Q3 2026 with $172.8 million in cash, cash equivalents, and investments; pro-forma cash of $422.8 million including gross proceeds from the October public offering, expected to extend cash runway into 1H 2028

Company to host a conference call and webcast today at 4:30 p.m. ET

BOSTON--(BUSINESS WIRE) – Nov. 5, 2026-- Verastem Oncology (Nasdaq: VSTM), a biopharmaceutical company committed to advancing new medicines for patients with RAS/MAPK pathway-driven cancers, today reported financial results for the third quarter ended September 30, 2026, and highlighted recent business progress.

“During the third quarter, we made significant progress with VS-7375, our potential best-in-class oral KRAS G12D (ON/OFF) inhibitor. Our first U.S. clinical data established a new monotherapy efficacy benchmark in metastatic pancreatic cancer and showed early but encouraging antitumor activity in colorectal and lung cancers, all driven by KRAS G12D, while continuing to demonstrate a manageable safety and tolerability profile without many of the on-target toxicities associated with pan-RAS approaches. Following alignment with the FDA, we plan to open our Phase 3 TARGET-D 301 trial in first-line KRAS G12D-driven metastatic pancreatic cancer by the end of the year. We also expect to engage with the FDA before year-end on Phase 3 trial designs in colorectal and lung cancers. We believe VS-7375 has transformative potential for patients with KRAS G12D-driven cancers and remain focused on advancing our pivotal programs in 2027,” said Dan Paterson, president and chief executive officer of Verastem Oncology. “Demand for AVMAPKI® FAKZYNJA® CO-PACK remained steady during the third quarter, with strong refill rates generating $24.0 million in net product revenue. We remain confident in the long-term opportunity and anticipate a more gradual sales ramp given the episodic nature of treatment persistence in this rare disease. The FDA has accepted our NDA for the new blister pack, to further support patient convenience and adherence, and granted priority review with a decision anticipated by February 2027.”

Third Quarter 2026 and Recent Updates

AVMAPKI® FAKZYNJA® CO-PACK (avutometinib capsules; defactinib tablets)

●	AVMAPKI FAKZYNJA CO-PACK generated net product revenue of $24.0 million for the third quarter of 2026. Strong refill growth drove revenue, partially offset by fewer new patient starts due to seasonal headwinds, the implementation of recent commercial team changes, and evolving patterns of off-label use.
●	On October 14, the Company communicated that the U.S. Food and Drug Administration (FDA) had accepted the New Drug Application (NDA) for the AVMAPKI FAKZYNJA CO-PACK Blister Pack, granting it Priority Review with an FDA decision by February 7, 2027. The Company believes the new package presentation is an important step in further supporting patient convenience and adherence.
●	In October, new data from the Company’s Phase 2 RAMP 201 clinical trial of avutometinib plus defactinib in patients with recurrent low-grade serous ovarian cancer (LGSOC) were presented at the International Gynecologic Cancer Society (IGCS) 2026 Annual Global Meeting. The RAMP 201 molecular profiling analysis showed clinically meaningful activity in KRAS wild-type recurrent LGSOC, including overall response rates (ORR) of 22% in patients with NRAS- or BRAF-mutated tumors and 18% in patients with KRAS/NRAS/BRAF triple wild-type tumors. Additionally, an external control arm analysis of RAMP 201 showed higher weighted ORR and statistically significant improvements in progression free survival (PFS) versus conventional care in both KRAS-mutated and KRAS wild-type subgroups.
●	In September, the Company announced that two-year results evaluating the efficacy and safety of AVMAPKI FAKZYNJA CO-PACK in women with recurrent LGSOC from the RAMP 201 study were published online and in the October print issue of Gynecologic Oncology, the official journal of the Society of Gynecologic Oncology (SGO). In the updated analysis, with ongoing patients presenting a median follow-up of 24.9 months, efficacy measures, including median duration of response and median PFS, and safety, are consistent with the primary analysis, which was conducted more than 13 months prior.
●	In July, updated data from the RAMP 201 Japan study were presented at the Annual Meeting of the Japanese Society of Gynecologic Oncology and demonstrated consistent pharmacokinetics (PK), efficacy, and safety profile with the RAMP 201 study.

Expected Key Milestones:

●	FDA decision on NDA submitted for the AVMAPKI FAKZYNJA CO-PACK Blister Pack by February 7, 2027.
●	Report a topline readout of the primary endpoint in the RAMP 301 trial of avutometinib plus defactinib in patients with recurrent LGSOC in mid-2027.
●	Continue to pursue regulatory paths for potential expansion of recurrent LGSOC into Europe and Japan.

VS-7375, an Oral KRAS G12D (ON/OFF) Inhibitor in Advanced Solid Tumors

●	In October, the Company reported initial efficacy and updated safety and tolerability data for VS-7375 in pancreatic, lung, and colorectal cancers from the ongoing Phase 1/2 TARGET-D 101 clinical development program.
●	In metastatic pancreatic ductal adenocarcinoma (mPDAC), VS-7375 900 mg once daily (QD) monotherapy achieved a confirmed objective response rate (cORR) of 50% (4/8) in the second line (2L) setting, a 41% cORR (9/22) in 2L or later (2L+) setting, including two complete responses, one confirmed and one unconfirmed (treatment ongoing), and 36% cORR (5/14) in the third and fourth line (3L/4L) settings. The disease control rate (DCR) was 86%, and the six-month landmark PFS rate was 67%.
●	VS-7375 600 mg QD monotherapy achieved a cORR of 43% (10/23) in 2L+ non-small cell lung cancer (NSCLC). In preliminary first line (1L) data, VS-7375 600 mg QD in combination with standard-of-care (SoC) carboplatin, pemetrexed, and pembrolizumab achieved an ORR of 75% (6/8) in 1L KRAS G12D adenocarcinoma of the lung. The 900 mg QD dose level is currently being evaluated in the TARGET-D 202 Phase 2 registration-directed advanced NSCLC trial.
●	In early data in 3L+ metastatic colorectal cancer (mCRC), VS-7375 900 mg in combination with anti-EGFR therapy achieved an ORR of 33% (2/6; one confirmed and one unconfirmed response).
●	Across TARGET-D 101 monotherapy and combination cohorts, VS-7375 demonstrated a favorable and manageable safety profile at both the 600 mg (n=73) and 900 mg dose levels (n=48), with no clinically significant cumulative toxicities observed. At 900 mg once daily, the adverse event-related discontinuation rate was 2%, median relative dose intensity was 97%, and treatment-related adverse events (TRAEs) were primarily low-grade gastrointestinal events; Grade 3 TRAEs occurred in 10% of patients. Combination regimens with SoC therapies were generally consistent with the safety profiles of the individual agents, with no new or meaningful overlapping toxicities observed.
●	In October, the Company also shared that it had reached alignment with the FDA on the design of TARGET-D 301, a three-arm Phase 3 pivotal trial in 1L mPDAC evaluating VS-7375 900 mg in combination with anti-EGFR therapy (chemotherapy-free option) and VS-7375 900 mg in combination with gemcitabine and nab-paclitaxel versus investigator’s choice of SoC chemotherapy.
●	In July, the Company announced the first patients were dosed in both the TARGET-D 203 CRC and the TARGET-D 202 NSCLC clinical trials. Together with the previously announced dosing of the first patient in the TARGET-D 201 mPDAC trial in June, enrollment is ongoing across all three TARGET-D registration-directed Phase 2 studies.

Expected Key Milestones:

●	Plan to meet with the FDA before the end of the year to review Phase 3 pivotal trial designs in 1L mCRC (TARGET-D 303) and 1L advanced NSCLC (TARGET-D 302).
●	Expect to complete enrollment in the TARGET-D 201 (PDAC) and TARGET-D 203 (CRC) Phase 2 trials by the end of 2026; TARGET-D 202 (NSCLC) expected in Q2 2027.
●	Plan to report mature data from the TARGET-D 101 mCRC cohort evaluating VS-7375 900 mg in combination with anti-EGFR therapy in Q1 2027 to allow for additional patient follow-up.
●	Plan to report initial data from the TARGET-D 101 mPDAC cohort evaluating VS-7375 600 mg plus cetuximab in early 2027, with the data intended for presentation at a medical meeting.
●	Plan to open the TARGET-D 301 1L mPDAC trial by year-end 2026. Plan to enroll the first patient in the CRC and NSCLC Phase 3 pivotal trials in the first half of 2027.
●	Expect to report initial data from the 1L mPDAC combination with gemcitabine/Nab-paclitaxel in early Q2 2027, with the data intended for presentation at a medical meeting.
●	Plan to report initial Phase 2 data from TARGET-D 201 in 2L PDAC in Q2 2027; expect to report initial data from TARGET-D 202 in 2L NSCLC and TARGET-D 203 in 2L CRC in 2H 2027. Data from all three trials are intended for presentation at a medical meeting.

Corporate Updates

●	In October, Verastem announced the appointment of Michael P. Bailey as President and Chief Executive Officer (CEO), effective January 1, 2027. The CEO transition follows the planned retirement of Daniel Paterson, who will step down as President and CEO and continue to serve on the Company’s Board of Directors and as an advisor to the Company.
●	In October, Verastem strengthened its balance sheet by raising gross proceeds of approximately $250 million in a public offering of 30,937,500 shares of its common stock and pre-funded warrants to purchase 312,503 shares of its common stock.
●	Verastem selected a second program to advance under its research collaboration with GenFleet; a previously selected third program has been discontinued due to technical futility, and the targets for both programs remain undisclosed. Separately, the companies amended their August 2023 agreement. Under the new terms Verastem will lead Investigational New Drug-enabling studies and clinical development outside of China for the second program while allowing GenFleet the option to retain China rights based on Phase 1 safety data from the ex-China study. The financial terms of the original agreement have been amended with Verastem having no additional near-term payment for gaining rights to the second program, with future success-based milestone payments tied to achieving clinical regulatory, and sales milestones.
●	In September, Verastem received the 2026 Industry Innovation and Rare Impact Award from the National Organization for Rare Disorders (NORD) and was listed by Fierce Healthcare as a 2026 Fierce 50 honoree in the Breakthrough category, both awards recognizing the innovation behind the first FDA-approved treatment specifically for adults with KRAS-mutated recurrent LGSOC.

Third Quarter 2026 Financial Results

Verastem Oncology ended the third quarter of 2026 with cash, cash equivalents, and investments of $172.8 million, inclusive of the $50.0 million non-dilutive royalty financing arrangement that closed on August 28, 2026. On a pro forma basis, taking into account the $250.0 million of gross proceeds raised in a follow-on offering in October, cash and cash equivalents were $422.8 million as of September 30, 2026. Based on Verastem’s cash position, gross proceeds from the October financing, and expected revenues from AVMAPKI FAKZYNJA CO-PACK sales, Verastem believes it has the capital to fund its operating plan into the first half of 2028, including the initiation of three pivotal Phase 3 studies in PDAC, CRC, and NSCLC.

Net product revenue for the three months ended September 30, 2026 (2026 Quarter) was $24.0 million, compared to $11.2 million in net product revenue recognized for the three months ended September 30, 2025 (2025 Quarter). Total operating expenses for the 2026 Quarter were $99.2 million, compared to $52.0 million for the 2025 Quarter. Cost of sales was $3.9 million for the 2026 Quarter, compared to $2.0 million for the 2025 Quarter.

Research & development expenses for the 2026 Quarter were $68.8 million, compared to $29.0 million for the 2025 Quarter. The increase of $39.8 million, or 137%, was primarily due to increased costs for investigator fees, drug substance and drug product manufacturing costs, contract research organization costs, and personnel costs, including non-cash stock-based compensation.

Selling, general & administrative expenses for the 2026 Quarter were $26.5 million, compared to $21.0 million for the 2025 Quarter. The increase of $5.5 million, or 26%, was primarily due to higher costs for personnel, including non-cash stock-based compensation, and commercial operations.

Net loss (GAAP basis) for the 2026 Quarter was $74.7 million, or $0.74 per share (basic and diluted), compared to $98.5 million, or $1.35 per share (basic and diluted) for the 2025 Quarter.

Non-GAAP adjusted net loss for the 2026 Quarter was $72.8 million, or $0.72 per share (basic), compared to non-GAAP adjusted net loss of $39.1 million, or $0.53 per share (basic), for the 2025 Quarter. Please refer to the GAAP to non-GAAP Reconciliation attached to this press release.

Conference Call and Webcast

Verastem will host a conference call and webcast today at 4:30 p.m. ET to review the third quarter 2026 financial results and recent business updates. To access the live audio webcast of the call, along with accompanying slides, please visit the "Events & Presentations" page in the Investor section of the Company's website, https://investor.verastem.com/events. A replay of the webcast will be archived and available following the event.

Use of Non-GAAP Financial Measures

To supplement Verastem Oncology’s condensed consolidated financial statements, which are prepared and presented in accordance with generally accepted accounting principles in the United States (GAAP), the Company uses the following non-GAAP financial measures in this press release: non-GAAP adjusted net loss and non-GAAP net loss per share. These non-GAAP financial measures exclude certain amounts or expenses from the corresponding financial measures determined in accordance with GAAP.

Management believes this non-GAAP information is useful for investors, taken in conjunction with the Company’s GAAP financial statements, because it provides greater transparency and period-over-period comparability with respect to the Company’s operating performance and can enhance investors’ ability to identify operating trends in the Company’s business. Management uses these measures, among other factors, to assess and analyze operational results and trends and to make financial and operational decisions. Non-GAAP information is not prepared under a comprehensive set of accounting rules and should only be used to supplement an understanding of the Company’s operating results as reported under GAAP, not in isolation or as a substitute for, or superior to, financial information prepared and presented in accordance with GAAP. In addition, these non-GAAP financial measures are unlikely to be comparable with non-GAAP information provided by other companies. The determination of the amounts that are excluded from non-GAAP financial measures is a matter of management judgment and depends upon, among other factors, the nature of the underlying expense or income amounts. Reconciliations between these non-GAAP financial measures and the most comparable GAAP financial measures for the three and nine months ended September 30, 2026 and 2025 are included in the tables accompanying this press release after the unaudited condensed consolidated financial statements.

About AVMAPKI and FAKZYNJA Combination Therapy

AVMAPKI (avutometinib) inhibits MEK kinase activity while also blocking the compensatory reactivation of MEK by upstream RAF. RAF and MEK proteins are regulators of the RAS/RAF/MEK/ERK (MAPK) pathway. Blocking RAF and/or MEK activates FAK, a key mediator of drug resistance. FAKZYNJA (defactinib) is a FAK inhibitor and together, the avutometinib and defactinib combination was designed to provide a more complete blockade of the signaling that drives the growth and drug resistance of RAS/MAPK pathway-dependent tumors.

The U.S. Food and Drug Administration (FDA) approved AVMAPKI® FAKZYNJA® CO-PACK (avutometinib capsules; defactinib tablets) for the treatment of adult patients with KRAS-mutated recurrent LGSOC who have received prior systemic therapy on May 8, 2025. Continued approval for this indication may be contingent upon verification and description of clinical benefit in a confirmatory trial. Verastem is conducting RAMP 301 (GOG-3097/ENGOT-ov81/GTG-UK) (NCT06072781), an international Phase 3 confirmatory trial evaluating the combination of avutometinib and defactinib versus standard chemotherapy or hormonal therapy for the treatment of recurrent low-grade serous ovarian cancer (LGSOC) with and without a KRAS mutation. Following a clinical update in June 2026, Verastem continues to follow patients in the Phase 1/2 RAMP 205 trial (NCT05669482), which is evaluating avutometinib plus defactinib in combination with standard-of-care chemotherapy as a first-line treatment for patients with advanced pancreatic cancer. Avutometinib and defactinib are not approved by the FDA or any other regulatory authority, either in combination or with other therapies, for any of these investigative uses. Neither avutometinib nor defactinib are approved by the FDA or any other regulatory authority on a stand-alone basis for any use.

AVMAPKI FAKZYNJA CO-PACK U.S. Indication

Indication

AVMAPKI FAKZYNJA CO-PACK is indicated for the treatment of adult patients with KRAS-mutated recurrent low-grade serous ovarian cancer (LGSOC) who have received prior systemic therapy.

This indication is approved under accelerated approval based on tumor response rate and duration of response. Continued approval for this indication may be contingent upon verification and description of clinical benefit in a confirmatory trial.

Important Safety Information

Warnings and Precautions

●	Ocular Toxicities: Ocular toxicities, including visual impairment and vitreoretinal disorders, occurred. Perform comprehensive ophthalmic evaluation at baseline, prior to cycle 2, every three cycles thereafter, and as clinically indicated. Withhold AVMAPKI FAKZYNJA CO-PACK for ocular toxicities until improvement at the same or reduced dose. Permanently discontinue AVMAPKI FAKZYNJA CO-PACK for any grade 4 toxicity.
●	Serious Skin Toxicities: Skin toxicities, including photosensitivity and severe cutaneous adverse reactions (SCARSs) occurred. Adhere to concomitant medications. Monitor for skin toxicities and interrupt, reduce or permanently discontinue AVMAPKI FAKZYNJA CO-PACK based on severity, tolerability and duration.
●	Hepatotoxicity: Monitor liver function tests prior to each cycle, on day 15 of the first 4 cycles, and as clinically indicated. Withhold, reduce or discontinue AVMAPKI FAKZYNJA CO-PACK based on severity and persistence of abnormality.
●	Rhabdomyolysis: Monitor creatine phosphokinase prior to the start of each cycle, on day 15 of the first four cycles, and as clinically indicated. If increased CPK occurs, evaluate patients for rhabdomyolysis or other causes. Withhold, reduce or permanently discontinue AVMAPKI FAKZYNJA CO-PACK based on severity and duration of the adverse reaction.
●	Embryo-Fetal Toxicity: AVMAPKI FAKZYNJA CO-PACK can cause fetal harm. Advise patients of the potential risk to a fetus and to use effective contraception.

Adverse Reactions

The most common (≥ 25%) adverse reactions, including laboratory abnormalities, were increased creatine phosphokinase, nausea, fatigue, increased aspartate aminotransferase, rash, diarrhea, musculoskeletal pain, edema, decreased hemoglobin, increased alanine aminotransferase, vomiting, increased blood bilirubin, increased triglycerides, decreased lymphocyte count, abdominal pain, dyspepsia, dermatitis acneiform, vitreoretinal disorders, increased alkaline phosphatase, stomatitis, pruritus, visual impairment, decreased platelet count, constipation, dry skin, dyspnea, cough, urinary tract infection, and decreased neutrophil count.

Drug Interactions

●	Strong and moderate CYP3A4 inhibitors: Avoid concomitant use with AVMAPKI FAKZYNJA CO-PACK.
●	Strong and moderate CYP3A4 inducers: Avoid concomitant use with AVMAPKI FAKZYNJA CO-PACK.
●	Warfarin: Avoid concomitant use of AVMAPKI FAKZYNJA CO-PACK with warfarin and use an alternative to warfarin.
●	Gastric acid reducing agents: Avoid concomitant use of AVMAPKI FAKZYNJA CO-PACK with proton pump inhibitors (PPIs) or H2 receptor antagonists. If use of an acid-reducing agent cannot be avoided, administer FAKZYNJA 2 hours before or 2 hours after the administration of a locally acting antacid.

Use in Specific Populations

●	Lactation: Advise not to breastfeed.
●	Fertility: May impair fertility in males and females.

Click here for full Prescribing Information.

About VS-7375, an Oral KRAS G12D (ON/OFF) Inhibitor & the TARGET-D Clinical Program

VS-7375 is a potential best-in-class, potent, and selective investigational oral KRAS G12D dual ON/OFF inhibitor. It is designed to uniquely bind to both the active (ON) and inactive (OFF) states of KRAS G12D, with the potential to inhibit KRAS G12D signaling and tumor growth more completely than compounds that block KRAS G12D only in the OFF state or only in the ON state.

In June 2025, Verastem initiated TARGET-D 101, a Phase 1/2 dose escalation, dose expansion, and combination clinical trial evaluating the safety and efficacy of VS-7375 in patients with advanced KRAS G12D mutant solid tumors. Verastem has further expanded the VS-7375 clinical program with three Phase 2 registration-directed, open-label clinical trials, which are currently enrolling patients: TARGET-D 201 (NCT07644559) in second-line advanced or metastatic pancreatic ductal carcinoma (PDAC), TARGET-D 202 (NCT07659782) in second/third-line advanced or metastatic non-small cell lung cancer (NSCLC), and TARGET-D 203 (NCT07659795) in metastatic colorectal cancer (CRC).

In July 2025, U.S. Food and Drug Administration (FDA) granted Fast Track Designation (FTD) to VS-7375 for the first-line treatment of patients with KRAS G12D-mutated locally advanced or metastatic adenocarcinoma of the pancreas and for the treatment of patients with KRAS G12D-mutated locally advanced or metastatic PDAC who have received at least one prior line of standard systemic therapy. In June 2026, the FDA also granted FTD to VS-7375 for the treatment of adult patients with

KRAS G12D-mutated unresectable locally advanced or metastatic NSCLC who have received platinum-based chemotherapy and an anti-PD-(L)1 antibody either concurrently or sequentially.

In December 2023, Verastem selected VS-7375 as its lead program from its collaboration with GenFleet Therapeutics, which aims to advance three oncology discovery programs related to RAS/MAPK pathway-driven cancers. Verastem has selected a second program to advance under its research collaboration with GenFleet; a previously selected third program has been discontinued due to technical futility, and the targets for both programs remain undisclosed. Verastem leads the pre-clinical and clinical development of the second program outside of China while GenFleet retains the option to develop the second program in China based on Phase 1 data. In January 2025, Verastem exercised its license for VS-7375. The licenses would give Verastem development and commercialization rights outside the GenFleet markets of mainland China, Hong Kong, Macau, and Taiwan. GenFleet is developing VS-7375 as GFH375 in China.

About Verastem Oncology

Verastem Oncology (Nasdaq: VSTM) is a biopharmaceutical company committed to developing and commercializing new medicines to improve the lives of patients diagnosed with RAS/MAPK pathway-driven cancers. Verastem markets AVMAPKI® FAKZYNJA® CO-PACK in the U.S. Our pipeline is focused on novel small molecule drugs that inhibit critical signaling pathways in cancer that promote cancer cell survival and tumor growth, including RAF/MEK inhibition, FAK inhibition, and KRAS G12D inhibition. For more information, please visit www.verastem.com and follow us on LinkedIn.

Forward-Looking Statements

This press release includes forward-looking statements. These forward-looking statements generally can be identified by the use of words such as “anticipate,” “expect,” “plan,” “could,” “may,” “believe,” “estimate,” “forecast,” “goal,” “project,” and other words of similar meaning. Such forward-looking statements address various matters about, among other things, Verastem Oncology’s programs and product candidates, strategy, future plans and prospects, including statements related to the potential for and timing of commercialization of product candidates, the expected outcome and benefits of the Company’s collaboration with GenFleet Therapeutics (Shanghai), Inc., the timing of commencing and completing trials and compiling data, the Company’s proforma cash position, the expected timing of the presentation of data by the Company and the potential clinical value of various of the Company’s clinical trials. Each forward-looking statement contained in this press release is subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statement. Applicable risks and uncertainties include, among others: the uncertainties inherent in research and development, such as the possibility of negative or unexpected results of clinical trials; that we may not see a return on investment on the payments we have and may continue to make pursuant to the collaboration and option agreement with GenFleet, or that GenFleet may fail to fully perform under the agreement; that we may not be successful in our continued commercialization of AVMAPKI FAKZYNJA CO-PACK; that the development and commercialization of our product candidates may take longer or cost more than planned, including as a result of conducting additional studies or our decisions regarding execution of such commercialization; that data may not be available when expected; risks associated with preliminary and interim data, which may not be representative of more mature data; risks associated with the regulatory and policy actions proposed and enacted by the current U.S. presidential administration that may adversely affect our business; risks associated with the current administration’s reductions to the FDA’s workforce and any subsequent reductions that may lead to disruptions and delays in the FDA’s review and oversight of our product candidates and impact the FDA’s ability to provide timely feedback on our development programs; that our product candidates may not receive regulatory approval, become commercially successful products, or result in new treatment options being offered to patients; and the risks identified under the heading "Risk Factors" as detailed in the Company’s Annual Report on Form 10-K for the year ended December 31, 2025, as filed with the Securities and Exchange Commission (SEC) on March 4, 2026, as well as the other information we file with the SEC. We caution investors not to place considerable reliance on the forward-looking statements contained in this press release. You are encouraged to read our filings with the SEC, available at www.sec.gov, for a discussion of these and other risks and uncertainties. The forward-looking statements in this press release speak only as of the date of this press release, and we undertake no obligation to update or revise any of these statements. Our business is subject to substantial risks and uncertainties, including those referenced above. Investors, potential investors, and others should give careful consideration to these risks and uncertainties.

For Investor and Media Inquiries:

Julissa Viana
Senior Vice President, Corporate Communications,
Investor Relations & Patient Advocacy
investors@verastem.com or
media@verastem.com

Verastem Oncology

Condensed Consolidated Balance Sheets

(in thousands)

(unaudited)

	September 30, 2026	December 31, 2025

Cash, cash equivalents, and investments	$172,801	$204,990
Accounts receivable, net	9,874	8,813
Inventory	2,251	1,833
Grant receivable	200	200
Prepaid expenses and other current assets	14,250	7,577
Right-of-use asset, net	2,455	491
Intangible assets, net	15,588	16,426
Restricted cash and other assets	12,218	6,112
Total assets	$229,637	$246,442

Current Liabilities	103,328	72,268
Long term debt	113,037	76,330
Vendor financing arrangement, long-term	1,250	5,000
Lease liability, long-term	1,921	—
Warrant liability	—	35,647
Stockholders’ equity	10,101	57,197
Total liabilities and stockholders’ equity	$229,637	$246,442

Verastem Oncology

Condensed Consolidated Statements of Operations

(in thousands, except per share amounts)

(unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Revenue:
Product revenue, net	$24,012	$11,242	$67,761	$13,379
Sale of COPIKTRA license and related assets	—	—	15,000	—
Total revenue	24,012	11,242	82,761	13,379
Operating expenses:
Cost of sales - product	3,666	1,670	10,200	1,988
Cost of sales - intangible amortization	279	290	838	418
Research and development	68,806	28,989	148,361	82,925
Selling, general and administrative	26,485	21,008	76,193	56,702
Total operating expenses	99,236	51,957	235,592	142,033
Loss from operations	(75,224)	(40,715)	(152,831)	(128,654)
Other expense	(56)	(37)	(168)	(186)
Interest income	765	1,182	3,170	2,964
Interest expense	(212)	(319)	(955)	(723)
Loss on debt extinguishment	—	—	—	(1,826)
Change in fair value of warrant liability	—	(55,881)	9,323	(37,977)
Change in fair value of Notes	4	(2,748)	(3,710)	(10,153)
Net loss before taxes	(74,723)	(98,518)	(145,171)	(176,555)
Income tax expense	—	—	(816)	—
Net loss	$(74,723)	$(98,518)	$(145,987)	$(176,555)
Net loss per share—basic	$(0.74)	$(1.35)	$(1.46)	$(2.73)
Net loss per share— diluted	$(0.74)	$(1.35)	$(1.55)	$(2.73)
Weighted average common shares outstanding used in computing:
Net loss per share—basic	101,236	73,157	99,892	64,561
Net loss per share—diluted	101,236	73,157	100,174	64,561

Verastem Oncology

Reconciliation of GAAP to Non-GAAP Financial Information

(in thousands, except per share amounts)

(unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Net loss reconciliation
Net loss (GAAP basis)	$(74,723)	$(98,518)	$(145,987)	$(176,555)
Adjust:
Stock-based compensation expense	3,711	2,178	9,187	7,379
Amortization of acquired intangible assets [1]	279	290	838	418
Non-cash interest, net	-	-	(235)	(62)
Change in fair value of warrant liability	-	55,881	(9,323)	37,977
Non-cash change in fair value of Notes	(2,206)	1,105	(1,948)	5,670
Loss on debt extinguishment	-	-	-	1,826
Severance and Other	113	-	1,316	-
Adjusted net loss (non-GAAP basis)	$(72,826)	$(39,064)	$(146,152)	$(123,347)
Reconciliation of net loss per share
Net loss per share – basic (GAAP basis)	$(0.74)	$(1.35)	$(1.46)	$(2.73)
Adjust per basic share
Stock-based compensation expense	0.04	0.03	0.09	0.11
Amortization of acquired intangible assets	-	0.01	0.01	0.01
Non-cash interest, net	-	-	-	-
Change in fair value of warrant liability	-	0.76	(0.09)	0.59
Non-cash change in fair value of Notes	(0.02)	0.02	(0.02)	0.08
Loss on debt extinguishment	-	-	-	0.03
Severance and Other	-	-	0.01	-
Adjusted net loss per share – basic (non-GAAP basis)	$(0.72)	$(0.53)	$(1.46)	$(1.91)
Weighted average common shares outstanding used in computing net loss per share—basic	101,236	73,157	99,892	64,561

1 In the fourth quarter 2025, Verastem began excluding the impact of amortization of acquired intangible assets from non-GAAP adjusted net-loss to improve period-over-period comparability. Accordingly, Verastem has recast these non-GAAP financial measures for prior periods.